Filed by Andretti Acquisition Corp. and Zapata Computing, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Andretti Acquisition Corp.

Commission File No. 001-41218

Date: February 8, 2024

D-Wave and Zapata AI Announce Strategic Technical and Commercial Collaboration to Advance

Quantum-Enabled Machine Learning

Partnership brings together powerful generative AI and quantum computing technologies focused on building applications for accelerating new discoveries and solving complex optimization problems

PALO ALTO, Calif., BURNABY, B.C., BOSTON, Mass. -- February 8, 2024 -- D-Wave Quantum Inc. (NYSE: QBTS) (“D-Wave”), a leader in quantum computing systems, software, and services and the world’s first commercial supplier of quantum computers, and Zapata Computing, Inc. (operating as Zapata AI), the Industrial Generative AI software company that develops solutions and applications to solve enterprises’ difficult, industrial-scale problems, have announced a multi-year strategic partnership to develop and bring to market commercial applications that combine the power of generative AI and quantum computing technologies.

The partnership centers on joint technical development and commercial deployment of applications for customers faced with computationally complex problems. Using quantum-enabled machine learning algorithms, these applications will leverage the power of D-Wave’s quantum technologies, which have been proven to perform coherent quantum annealing with 5,000+ qubits, pushing beyond the boundaries of what is possible with today’s classical computers. The results of this collaboration will initially focus on building quantum generative AI models that accelerate the discovery of new molecules.

Bringing together the deep technical expertise of two industry leaders in quantum computing and generative AI, this collaboration gives Zapata AI access to D-Wave’s powerful Advantage™ annealing quantum computing systems, quantum-hybrid solvers, and development resources. The companies anticipate this joint effort will accelerate commercial application development as well as provide the production access and resources to take these applications to Zapata’s customers. The collaboration also supports joint go-to-market efforts that will include the exclusive availability of the commercial applications via a solver hosted in D-Wave’s Leap™ real-time quantum cloud service.

“We’re thrilled to work with our long-time partner D-Wave to bring together the power of our generative AI software with D-Wave’s annealing quantum computing technologies to develop industrial grade machine learning applications,” said Dr. Christopher Savoie, CEO and co-founder of Zapata AI. “By combining forces, we are accelerating quantum plus AI development that we believe will unlock previously unattainable value for customers.”

“Our agreement with Zapata AI marks a significant step toward realizing the potential of combining two of today’s most transformative technologies — generative AI and quantum computing — to help tackle our society’s most computationally complex problems,” said Dr. Alan Baratz, CEO of D-Wave. “Our companies share a common vision — to accelerate exploration, adoption, and commercial use of emerging technologies to fuel innovation and transformation. Together, we believe D-Wave and Zapata AI will usher in the commercial era of quantum machine learning.”

About Zapata AI
Zapata AI is an Industrial Generative AI company, revolutionizing how enterprises solve complex problems with its powerful suite of Generative AI software. By combining numerical and text-based solutions, Zapata AI empowers industrial-scale commercial, government and military/defense enterprises to leverage large language models and numerical generative models better, faster, and more efficiently delivering solutions to drive growth, savings and unprecedented insight. With proprietary science and engineering techniques and the Orquestra® platform, Zapata AI is accelerating Generative AI’s impact in Industry. The Company was founded in 2017 and is headquartered in Boston, Massachusetts. On September 6, 2023, Zapata AI entered into a definitive business combination agreement with Andretti Acquisition Corp. (NYSE: WNNR).

About D-Wave Quantum Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software, and services, and is the world’s first commercial supplier of quantum computers—and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modelling. D-Wave’s technology has been used by some of the world’s most advanced organizations including Mastercard, Deloitte, Davidson Technologies, ArcelorMittal, Siemens Healthineers, Unisys, NEC Corporation, Pattison Food Group Ltd., DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory.

Forward-Looking Statements

Certain statements in this press release are forward-looking, as defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from the information expressed or implied by these forward-looking statements and may not be indicative of future results. Forward-looking statements in this press release include, but are not limited to, statements regarding the goals and potential results of the collaboration between D-Wave and Zapata AI; the joint go-to-market efforts of the parties; the availability of a potential commercial application; and the potential value attributable to quantum+AI development. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including unexpected challenges related to collaboration and/or the commercial application; the risk that the value attributable to quantum+AI development is not what management anticipates; general economic conditions and other risks; D-Wave's ability to expand its customer base and the customer adoption of its solutions; risks within D-Wave’s industry, including anticipated trends, growth rates, and challenges for companies engaged in the business of quantum computing and the markets in which they operate; the outcome of any legal proceedings that may be instituted against D-Wave or Zapata AI; risks related to the performance of the companies’ respective business and the timing of expected business or financial milestones; unanticipated technological or project development challenges, including with respect to the cost and/or timing thereof; the performance of the companies’ products; the effects of competition on the companies’ businesses; the risk that either company, or both, will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that neither company may ever achieve or sustain profitability; the risk that the companies are unable to secure or protect their respective intellectual property; volatility in the price of D-Wave’s securities; the risk that D-Wave’s securities will not maintain the listing on the NYSE; the risk that D-Wave’s restatement of certain previously issued audited and unaudited financial statements or material weaknesses in internal controls could negatively affect investor confidence and raise reputational issues; with respect to D-Wave, the numerous other factors set forth in D-Wave’s Annual Report on Form 10-K for its fiscal year ended December 31, 2022 and other filings with the Securities and Exchange Commission, and with respect to Zapata AI, those factors discussed in Andretti Acquisition Corp.’s Form 10-K for the year ended December 31, 2022, under Risk Factors in Part I, Item 1A, Registration Statement on Form S-4, as amended, first filed with the SEC on October 27, 2023, and other documents of Andretti Acquisition Corp. filed, or to be filed, with the SEC. Undue reliance should not be placed on the forward-looking statements in this press release in making an investment decision, which are based on information available to the companies on the date hereof. Neither D-Wave nor Zapata AI undertakes any duty to update this information unless required by law.

Investor Contacts:

Zapata AI

investors@zapata.ai

D-Wave

Kevin Hunt

ir@dwavesys.com

Media Contacts:

Zapata AI

press@zapata.ai

D-Wave
Alex Daigle

media@dwavesys.com

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the contemplated transaction, Andretti filed a Registration Statement, which includes a proxy statement/prospectus, with the SEC. Additionally, Andretti will file other relevant materials with the SEC in connection with the transaction. A definitive proxy statement/final prospectus will also be sent to the shareholders of Andretti, seeking any required shareholder approval. This Current Report is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that Andretti will send to its shareholders. Before making any voting or investment decision, investors and security holders of Andretti are urged to carefully read the entire Registration Statement and proxy statement/prospectus and any other relevant documents filed with the SEC as well as any amendments or supplements to these documents, because they contain important information about the transaction. Shareholders also can obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by Andretti may be obtained free of charge from Andretti at andrettiacquisition.com. Alternatively, these documents can be obtained free of charge from Andretti upon written request to Andretti Acquisition Corp., 7615 Zionsville Road, Indianapolis, Indiana 46268, or by calling (317) 872-2700. The information contained on, or that may be accessed through, the websites referenced in this Current Report is not incorporated by reference into, and is not a part of, this communication.

PARTICIPANTS IN THE SOLICITATION

Andretti, Andretti’s sponsors, Zapata and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Andretti, in connection with the Business Combination. Information regarding Andretti’s directors and executive officers is contained in Andretti’s Annual Report on Form 10-K for the year ended December 31, 2022, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Zapata and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This Current Report is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.